[Letterhead]

January 9, 2008

Ms Amanda McManus
Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Your Way Holding Corp.. (the Company)
Form SB-2 Registration Statement
File Number: 333-147978

Dear Ms. McManus:

This is in response to your January 2, 2008 comment letter to the Company.

General

1. We have added language to clarify the manner in which the selling shareholders plan to sell their shares. Initially, the shares will be priced at $0.25 per share, which was the most recent price paid for the shares. However, the prices at which the selling shareholders may sell the shares once the shares begin trading in a public market will thereafter be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties or otherwise as described under the section of the registration statement titled “Plan of Distribution.”

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David Wagner
     David Wagner